Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton Petroleum announces second quarter results

    CALGARY, Aug. 13 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended June 30, 2007.
    The second quarter of 2007 was an active and productive quarter for
Compton despite weather related operational delays and weakening natural gas prices. During the quarter we:

    <<
    -   continued with the interpretation of new 3D seismic data critical to identifying optimal well locations in southern and central Alberta,
    -   completed the scheduled two week maintenance program (turn around) at the Mazeppa gas processing plant,
    -   added to our technical teams,
    -   secured future goods and services at significantly reduced costs,
    -   finalized our longer term strategic plans and direction, and
    -   continued the process of redeployment of capital into our focus natural gas resource plays through the planned divestiture of non-core properties and the expansion of our core areas through strategic acquisitions.
    >>

    As stated in our Operational Update and Longer Term Strategic Direction
news release of July 11, 2007, we are quickly moving towards becoming a pure natural gas resource play company. During the second quarter of 2007, much was achieved in positioning Compton for the expanded drilling programs necessary for production growth and the development of our natural gas resource plays.
    Weather related delays compounded by a two week turn around at the
Mazeppa gas plant for scheduled maintenance resulted in reduced production for the quarter, which is reflected and discussed in the following quarterly financial and operating reviews.

    <<
    FINANCIAL SUMMARY

    -------------------------------------------------------------------------
    ($000s, except
     per share         Three Months Ended June 30    Six Months Ended June 30
     amounts)            2007       2006   Change    2007       2006   Change
    -------------------------------------------------------------------------
    Gross revenue     $ 126,171  $ 134,778   -6%  $ 267,048  $ 283,557   -6%
    Cash flow from
     operations(1)    $  48,582  $  67,326  -28%  $ 117,365  $ 140,922  -17%
    Per share
      - basic(1)      $    0.38  $    0.53  -28%  $    0.91  $    1.11  -18%
      - diluted(1)    $    0.36  $    0.50  -28%  $    0.88  $    1.05  -16%
    Operating
     earnings(1)      $   7,364  $  17,947  -59%  $  25,297  $  40,191  -37%
    Net earnings      $  45,307  $  68,744  -34%  $  59,026  $ 106,746  -45%
    Per share
      - basic         $    0.35  $    0.54  -35%  $    0.46  $    0.84  -45%
      - diluted       $    0.34  $    0.51  -33%  $    0.44  $    0.80  -45%
    Capital
     expenditures     $  51,133  $  96,039  -47%  $ 112,500  $ 289,468  -61%
    -------------------------------------------------------------------------
    (1)  See advisory statements following Management's Discussion and
         Analysis.

    OPERATING SUMMARY

    -------------------------------------------------------------------------
                       Three Months Ended June 30    Six Months Ended June 30
                         2007       2006   Change    2007       2006   Change
    -------------------------------------------------------------------------
    Average daily
     production
      Natural gas
       (mmcf/d)             130        137   -5%        139        139    0%
      Liquids (bbls/d)    7,199      9,821  -27%      7,959     10,118  -21%
    -------------------------------------------------------------------------
      Total (boe/d)      28,918     32,645  -11%     31,105     33,333   -7%

    Realized prices
      Natural gas
       ($/mcf)        $    6.92  $    5.86   18%  $    7.09  $    6.73    5%
      Liquids ($/bbl)     60.49      67.09  -10%      57.74      60.93   -5%
    -------------------------------------------------------------------------
      Total ($/boe)   $   47.94  $   45.37    6%  $   47.43  $   47.00    1%

    Field netback
     ($/boe)          $   28.55  $   26.04   10%  $   28.22  $   27.61    2%
    -------------------------------------------------------------------------
    >>

    OPERATIONS REVIEW

    Due to weather related issues, the first half of 2007 was a very difficult operating period for the industry as a whole and Compton in particular. An early spring break-up followed by wet weather lasting through
May and June resulted in extremely poor field conditions that seriously delayed operations. We drilled 84 of a planned 153 wells during the first half of 2007 and field conditions prevented us from completing any well tie-ins during April and May. Additionally, field conditions limited well access delaying routine maintenance necessary to maintain and optimize production.
    With improving field conditions and readily available services, we are confident that we will be able to complete our second half drilling program.
During the month of July, we drilled 33 wells, and currently have eight drilling rigs operating and 12 pipeline and facility construction crews at work. We have substantial pipeline and facility infrastructure in all our core areas that enables us to reduce the time from rig release to on-stream production status.
    On the positive side, second quarter operational delays have allowed us to realize on reduced goods and service costs that are now in evidence.

    Drilling Summary

    Of the 84 (75.5 net) wells drilled during the first half of this year,
86% or 72 wells were classified as development and 14% or 12 were exploratory wells. The following table summarizes our drilling results in the first half of the year.

    <<
    -------------------------------------------------------------------------
    First Half 2007 Drill Summary    Gas   Oil   D&A   Total   Net   Success
    -------------------------------------------------------------------------
    Southern Alberta                  45     -     1      46  44.4       98%
    Central Alberta                   15     5     2      22  16.5       91%
    Peace River Arch                   -     8     2      10   8.6       80%
    -------------------------------------------------------------------------

    Standing, cased wells                                 6    6.0
    -------------------------------------------------------------------------
    Total                                                 84  75.5       94%
    -------------------------------------------------------------------------
    >>

    Southern Alberta
    ----------------
    During the second quarter of 2007, we drilled eight wells with a 100%
success rate in southern Alberta.

    Plains Belly River and Edmonton Horseshoe Canyon CBM

    We drilled seven Belly River wells during the second quarter, with all wells encountering multiple pay sections and uphole Edmonton sands and
Horseshoe Canyon Coals. Locations were selected using Compton's seismic and geological models, which have been critical to identifying the better-quality producible zones. A total of approximately 290 Edmonton/Belly River wells are planned for 2007.
    Rig release to on-stream timing for the Belly River program is improving as a result of acquiring pipeline surface leases concurrent with well surface leases. A review of the 19 sections that have been drilled by Compton to four wells per section in 2006 indicates that on average the second to fourth wells in the section were on-stream 110 days after rig release, and we continue to improve our tie-in times.

    Callum Thrusted Belly River

    During the second quarter, we expanded our drilling and exploration plans for this area. We are now planning a follow-up underbalanced extension to the well drilled during the first quarter of 2007, and we have identified two further horizontal locations from existing pads. In 2007, we now plan to drill approximately 5 wells at Callum.
    We are working with all stakeholders in the area to proceed in an environmentally responsible manner and we remain committed to minimizing the impact of our activities.

    Hooker Basal Quartz

    Two wells were drilled during the second quarter targeting the lower
Cretaceous Basal Quartz resource play at Hooker. Both wells were successful.
To date this year, we have tied-in six wells at Hooker. We plan to drill approximately 18 wells in this area this year.

    Central Alberta
    ---------------
    In the second quarter of 2007, we drilled four wells in central Alberta with a 100% success rate.

    Niton

    We drilled three wells at Niton during the second quarter. All wells were successful, encountering multiple pay zones.
    We are aggressively developing the Edson Rock Creek P gas pool through horizontal drilling and expanded compression facilities. As a follow up to our horizontal Edson well 13-10-53-15W5M that is currently producing approximately
6 mmcf/d, we drilled Edson 1-10-53-15W5M. This Rock Creek well recently tested inline at 3 mmcf/d. A multi-stage fracture of the horizontal leg is scheduled for early August. We have five additional horizontal wells into Rock Creek P pool licensed for the third quarter.
    To accommodate production volumes from this exciting gas play, we twinned our 100% owned Edson 7-20-53-15W5M compressor station on June 30, 2007. By
August 31, 2007, Compton will have twinned a two mile pipeline section south of the Rosevear gas plant to expand current gas handling capability at the
7-20-53-15W5M compressor to 20 mmcf/d. This project is scheduled to be completed by mid-September 2007 to coincide with our drilling plans in the area.
    Subsequent to the end of the second quarter, we drilled a successful vertical exploration gas well at Edson 4-31-52-16W5M. Drilling was timed to reach total depth to coincide with a nine section adjacent Crown land sale in mid July. We acquired all nine sections, and are currently developing plans to drill additional horizontal Rock Creek wells.

    Peace River Arch
    ----------------
    At Cecil and Worsley, we have increased production from our conventional light oil assets. Regular field operations, delayed during the second quarter by wet field conditions, have resumed including artificial lift modifications resulting in an increase in production to approximately 6,700 boe/d, up from
June 2007 average of 5,700 boe/d.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    -------------------------------------------------------------------------

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at August 13, 2007 and should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended June 30,
2007 and the audited consolidated financial statements for the year ended
December 31, 2006, available in printed form on request and posted on
Compton's website.
    Additional advisories with respect to forward looking statements, the use of non-GAAP Financial Measures, and the use of BOE volumetric measures are set out at the end of this MD&A.

    RESULTS OF OPERATIONS

    <<
    Cash Flow from Operations, Operating Earnings, and Net Earnings
    -------------------------------------------------------------------------
    ($000s, except
     per share         Three Months Ended June 30    Six Months Ended June 30
     amounts)            2007       2006   Change    2007       2006   Change
    -------------------------------------------------------------------------
    Cash flow from
     operations(1)    $  48,582  $  67,326  -28%  $ 117,365  $ 140,922  -17%
    Per share
      - basic         $    0.38  $    0.53  -28%  $    0.91  $    1.11  -18%
      - diluted       $    0.36  $    0.50  -28%  $    0.88  $    1.05  -16%
    Operating
     earnings         $   7,364  $  17,947  -59%  $  25,297  $  40,191  -37%
    Net earnings      $  45,307  $  68,744  -34%  $  59,026  $ 106,746  -50%
    Per share
      - basic         $    0.35  $    0.54  -35%  $    0.46  $    0.84  -45%
      - diluted       $    0.34  $    0.51  -33%  $    0.44  $    0.80  -45%
    -------------------------------------------------------------------------
    (1)  Cash flow from operations represents net income before depletion and depreciation, future income taxes, and other non-cash expenses.
    >>

    Cash flow from operations for the first three and six months of 2007 decreased over comparable periods in 2006 due primarily to reduced production volumes. The decrease in production resulted from expected high initial decline rates on new production, reduced field activities, including first half drilling, and weather related delays in placing new drill wells on-stream. The regularly scheduled plant turn around that occurs every three years at Mazeppa further reduced production by approximately 1,600 boe/d for the second quarter.
    Net earnings for the three and six months ended June 30, 2007 decreased from comparative periods in 2006 due primarily to decreased production volumes. Year to date earnings have been impacted by unrealized foreign exchange gains, unrealized risk management activities, and the effect of future income tax recoveries resulting from reductions in statutory corporate income tax rates. The impact of these items is summarized in the schedule of
Operating Earnings presented below.

    OPERATING EARNINGS

    Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items, net of tax, that we believe reduce the comparability of our underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between periods.

    <<
    Summary of Operating Earnings
    -------------------------------------------------------------------------
                                      Three Months           Six Months
    ($000s, except                    Ended June 30         Ended June 30
     per share amounts)              2007       2006       2007       2006
    -------------------------------------------------------------------------
    Net earnings, as reported     $  45,307  $  68,744  $  59,026  $ 106,746
    Non-operational items,
     after tax
      Unrealized foreign exchange
       (gain) loss                  (33,807)   (19,573)   (38,491)   (19,275)
      Unrealized risk management
       loss (gain)                       59      1,921     11,819     (9,120)
      Stock-based compensation        1,603      1,513      3,142      3,071
      Effect of tax rate changes
       on future income tax
       liabilities                   (5,798)   (34,658)   (10,199)   (41,231)
    -------------------------------------------------------------------------
    Operating earnings            $   7,364  $  17,947  $  25,297  $  40,191
    Per share
      - basic                     $    0.06  $    0.14  $    0.20  $    0.32
      - diluted                   $    0.06  $    0.13  $    0.19  $    0.30
    -------------------------------------------------------------------------

    The major items impacting operating earnings relate to unrealized foreign exchange gains associated with our U.S. dollar denominated Senior Notes and federal and provincial tax rate changes enacted during the second quarters of
2006 and 2007 (see note 11 of our Financial Statements).

    REVENUE

    -------------------------------------------------------------------------
                       Three Months Ended June 30    Six Months Ended June 30
                         2007       2006   Change    2007       2006   Change
    -------------------------------------------------------------------------
    Average production
      Natural gas
       (mmcf/d)             130        137   -5%        139        139    0%
      Liquids (light
       oil & ngls)
       (bbls/d)           7,199      9,821  -27%      7,959     10,118  -21%
    -------------------------------------------------------------------------
      Total (boe/d)      28,918     32,645  -11%     31,105     33,333   -7%

    Benchmark prices
      AECO ($/GJ)
        Monthly
         index        $    7.07  $    5.95   19%  $    7.03  $    7.37   -5%
        Daily index   $    7.00  $    5.70   23%  $    6.85  $    6.43    7%
    WTI (U.S.$/bbl)   $   58.16  $   70.70  -18%  $   61.60  $   67.09   -8%
    Edmonton Par
     ($/bbl)          $   67.12  $   78.55  -15%  $   69.51  $   73.75   -6%

    Realized prices
      Natural gas
       ($/mcf)        $    6.92  $    5.86   18%  $    7.09  $    6.79    5%
      Liquids ($/bbl)     60.49      67.09  -10%      57.74      59.93   -5%
    -------------------------------------------------------------------------
      Total ($/boe)   $   47.94  $   45.37    6%  $   47.43  $   46.55    1%

    Revenue ($000s)
      Natural gas     $  82,112  $  73,071   12%  $ 178,191  $ 169,653    5%
      Crude oil
       and ngls          44,059     61,707  -29%     88,857    113,904  -22%
    -------------------------------------------------------------------------
    Total             $ 126,171  $ 134,778   -6%  $ 267,048  $ 283,557   -6%
    -------------------------------------------------------------------------
    >>

    Production for the three and six months ended June 30, 2007 decreased from the comparative periods largely as a result of reduced drilling during the past three quarters necessary to offset normal tight gas production declines. Tie-in activities were temporarily delayed in the second quarter of
2007 due to an early and extended spring break up, followed by wet weather during the months of May and June.
    Total revenue for the second quarter of 2007 decreased from the comparative period in 2006 due to reduced production. Revenue for the six months ended June 30, 2007 was similarly affected.
    Approximately 10% of Compton's natural gas production is marketed through aggregator contracts during the quarter, which received a price that was, on average, $1.16/mcf less than prices received on non-aggregator volumes.

    ROYALTIES

    <<
    -------------------------------------------------------------------------
                                      Three Months           Six Months
                                      Ended June 30         Ended June 30
                                     2007       2006       2007       2006
    -------------------------------------------------------------------------
    Royalties ($000s)             $  23,307  $  31,465  $  51,953  $  66,031
    Percentage of revenues            18.5%      23.6%      19.5%      23.5%
    -------------------------------------------------------------------------
    >>

    The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates.
    The average royalty rate in the second quarter of 2007 was lower than the comparable period in 2006 due to reduced well tie-ins and therefore lower productivity associated with high initial declines of typical resource play wells. Additionally, significant positive annual Alberta royalty adjustments, including gas cost allowance of approximately $2.4 million, reduced the overall royalty rate during the quarter.

    OPERATING EXPENSES

    <<
    -------------------------------------------------------------------------
                                      Three Months           Six Months
                                      Ended June 30         Ended June 30
                                     2007       2006       2007       2006
    -------------------------------------------------------------------------
    Operating expenses ($000s)    $  23,472  $  22,839  $  49,504  $  44,723
    Operating expenses per boe
     ($/boe)                      $    8.92  $    7.69  $    8.79  $    7.41
    -------------------------------------------------------------------------
    >>

    Prior to the first quarter of 2007, operating costs were reported net of incidental third party revenue from processing, compression, road use, water disposal, and other related items. Commencing with the first quarter of 2007, such amounts are included in revenue, and operating costs are reported excluding such recoveries. Prior period figures have been restated to reflect this reclassification.
    Total operating costs during the second quarter were less than those incurred during the first quarter of 2007, however, on a unit of production basis, they were marginally higher due to lower production volumes and the fixed nature of many of the costs.

    TRANSPORTATION EXPENSES

    <<
    -------------------------------------------------------------------------
                                      Three Months           Six Months
                                      Ended June 30         Ended June 30
                                     2007       2006       2007       2006
    -------------------------------------------------------------------------
    Transportation expenses
     ($000s)                      $   4,252  $   3,128  $   6,734  $   6,200
    Transportation expenses
     per boe ($/boe)              $    1.62  $    1.05  $    1.20  $    1.03
    -------------------------------------------------------------------------

    Transportation expenses for the three and six months ended June 30, 2007 were higher than the comparable period due to late trucking charges recognized during the quarter. Trucking charges are expected to decrease in subsequent quarters.

    GENERAL AND ADMINISTRATIVE EXPENSES

    -------------------------------------------------------------------------
                                      Three Months           Six Months
    ($000s, except                    Ended June 30         Ended June 30
     where noted)                    2007       2006       2007       2006
    -------------------------------------------------------------------------
    General and administrative
     expenses                     $  11,431  $   8,677  $  20,806  $  18,564
    Capitalized general and
     administrative expenses         (1,404)      (518)    (3,606)    (1,479)
    Operator recoveries                (804)    (1,890)    (1,568)    (4,428)
    -------------------------------------------------------------------------
    Total general and
     administrative expenses      $   9,223  $   6,269  $  15,632  $  12,657

    General and administrative
     expenses per boe ($/boe)     $    3.50  $    2.11  $    2.78  $    2.10
    -------------------------------------------------------------------------

    Employee costs associated with increased personnel levels, as well as a general increase in salaries necessary to attract and retain qualified personnel in a very competitive industry, was the major contributor to higher general and administrative expenses in the three and six months ended June 30,
2007. Other increases included costs associated with the current regulatory environment and the acquisition of additional office space.

    INTEREST AND FINANCE CHARGES

    -------------------------------------------------------------------------
                                      Three Months           Six Months
    ($000s, except                    Ended June 30         Ended June 30
     where noted)                    2007       2006       2007       2006
    -------------------------------------------------------------------------
    Interest on bank debt, net    $   6,039  $   2,673  $  11,248  $   5,809
    Interest on senior notes          9,798      9,691     20,243     16,487
    -------------------------------------------------------------------------
    Interest charges              $  15,837  $  12,364  $  31,491  $  22,296
    Finance charges                     141      1,179         31      1,606
    -------------------------------------------------------------------------
    Total interest and finance
     charges                      $  15,978  $  13,543  $  31,522  $  23,902

    Total interest and finance
     charges per boe ($/boe)      $    6.07  $    4.56  $    5.60  $    3.96
    -------------------------------------------------------------------------

    Interest costs in the three and six months ended June 30, 2007 increased from the comparative periods due to higher debt levels. With the sale of our
Peace River Arch assets, expected to close during the third quarter of 2007, we anticipate that interest charges will reduce accordingly.

    DEPLETION AND DEPRECIATION

    -------------------------------------------------------------------------
                                      Three Months           Six Months
                                      Ended June 30         Ended June 30
                                     2007       2006       2007       2006
    -------------------------------------------------------------------------
    Depletion and depreciation
     ($000s)                      $  35,070  $  34,866  $  73,864  $  69,276
    Depletion and depreciation
     per boe ($/boe)              $   13.33  $   11.74  $   13.12  $   11.48
    -------------------------------------------------------------------------
    >>

    Depletion and depreciation for the second quarter of 2007 was similar to the comparable period in 2006, although it increased on a per unit of production basis reflecting the higher industry cost structure. Currently, with lower industry activity, we are experiencing reduction in certain costs in the 10% to 20% range.
    The depletion and depreciation rate in the second quarter of 2007 was consistent with the first quarter of 2007.

    INCOME TAXES

    Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

    CAPITAL EXPENDITURES

    <<
    -------------------------------------------------------------------------
    Six Months Ended June 30
     ($000s)                         2007%     2006%
    -------------------------------------------------------------------------
    Land and seismic              $  20,750         13  $  31,972         12
    Drilling and completions         88,989         58    157,790         61
    Production facilities and
     equipment                       44,067         29     70,321         27
    -------------------------------------------------------------------------
    Sub-total                     $ 153,806        100  $ 260,083        100
    Property acquisitions
     (divestitures) net             (45,241)               30,091
    -------------------------------------------------------------------------
    Sub-total                     $ 108,565             $ 290,174
    MPP                               3,935                  (706)
    -------------------------------------------------------------------------
    Total capital expenditures    $ 112,500             $ 289,468
    -------------------------------------------------------------------------
    >>

    Capital expenditures in 2007 have decreased over the comparable period in
2006, reflecting the overall reduction in field activity.
    We drilled a total of 84 wells during the six month period ended June 30,
2007, as compared to 179 wells drilled during the first half of 2006.
    Revisions to our 2007 capital program were announced in detail in our news release of July 11, 2007. As summarized therein, we are now budgeting total capital expenditures of $450 million for the year, excluding acquisitions and planned dispositions. To June 30, 2007 we have incurred expenditures of $154 million, before acquisitions, or 34% of our planned capital spending for the year.

    RISK MANAGEMENT

    Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
    Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period indicates the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized Risk Management gain or loss.
    Risk management gains and losses recognized in the quarter are summarized in the following table.

    <<
    Risk Management (Gains) Losses
    -------------------------------------------------------------------------
                                      Three Months           Six Months
                                      Ended June 30         Ended June 30
    ($000s)                          2007       2006       2007       2006
    -------------------------------------------------------------------------
    Commodity contracts
      Realized                    $  (3,030) $  (9,767) $ (11,783) $ (11,753)
      Unrealized                     (3,033)       673     13,453    (18,229)
    Cross currency interest
     rate swap
      Realized                        2,899      1,733      2,899      1,733
      Unrealized                      3,120      3,975      3,958      5,722
    Foreign currency contracts
      Realized                          173       (522)       173       (545)
      Unrealized                          -     (1,715)         -     (1,414)
    -------------------------------------------------------------------------
    Total risk management         $     129  $  (5,623) $   8,700  $ (24,486)
    -------------------------------------------------------------------------

    Realized                      $      42  $  (8,556) $  (8,711) $ (10,565)
    Unrealized                           87      2,933     17,411    (13,921)
    -------------------------------------------------------------------------
    Total risk management         $     129  $  (5,623) $   8,700  $ (24,486)
    -------------------------------------------------------------------------

    Outstanding Commodity Contracts

    Approximately 35% of current production is hedged for the balance of 2007 and we have begun to enter into hedge contracts relating to 2008 production.
We plan to continue to expand this program with a goal of hedging approximately 50% of future production.
    The following table outlines commodity hedge contracts which were in place during the second quarter of 2007 and/or are currently in place.

    -------------------------------------------------------------------------
    Commodity             Term              Amount     Average Price   Index
    -------------------------------------------------------------------------
    Natural gas
      Collar     April 2007 - Oct. 2007   45,000 GJ/d   $6.61 - $8.71   AECO
      Collar     Nov. 2007 - March 2008   10,000 GJ/d  $7.88 - $10.00   AECO

    Crude oil
      Collar      Jan. 2007 - Dec. 2007  3,000 bbls/d    U.S.$75.00 -    WTI
                                                             $84.55
    -------------------------------------------------------------------------

    LIQUIDITY AND CAPITAL RESOURCES

    -------------------------------------------------------------------------
    ($000s, except where noted)                           As at      As at
                                                         June 30,   Dec. 31,
                                                           2007       2006
    -------------------------------------------------------------------------
    Working capital (surplus) deficiency(1)             $ (21,230) $  23,163
    Bank debt                                             368,615    328,000
    Senior term notes                                     466,062    524,385
    -------------------------------------------------------------------------
    Total indebtedness                                  $ 813,447  $ 875,548

    -------------------------------------------------------------------------
    Shareholders' equity                                $ 769,941  $ 734,124
    Debt to cash flow from operations(2)                      3.5        3.4
    Debt to book capitalization                               51%        54%
    Debt to market capitalization                             33%        39%
    -------------------------------------------------------------------------
    (1)  Excludes unrealized risk management items net of related future income taxes.
    (2)  Based on trailing 12 month cash flow from operations.
    >>

    Our corporate debt is structured to provide Compton with financial flexibility. Approximately 57% of our existing debt is not due until 2013.
With the sale of our Peace River Arch assets, anticipated to close during the third quarter of 2007, we expect bank debt to be reduced significantly, thereby reducing our debt to cash flow ratio and providing us with the necessary liquidity to pursue our drilling programs.
    We believe internally generated cash flow from operations, proceeds from property dispositions, and funds available through our expanded credit facilities will be more than sufficient to fund our planned 2007 capital program, while still maintaining an appropriate capital structure. Further, our capital expenditures can be readily adjusted as warranted by changing market and industry conditions.

    OUTLOOK AND GUIDANCE

    As outlined in our July 11, 2007 News release, 2007 Operational Update and Longer-Term Strategic Direction, we have revised our 2007 budget to reflect first half 2007 activities, the proposed acquisition of Stylus Energy
Inc., and the divestment of non-core properties including our conventional light oil assets in the Peace River Arch at Cecil and Worsley. Additionally,
our revised plans for 2007 reflect an accelerated drilling program during the second half of the year.
    We now plan to drill approximately 435 wells during 2007, an increase of
105 wells from our original 2007 budget. Capital expenditures will be approximately $450 million, and cash flow from operations is expected to be in the range of $210 to $220 million. Annual average production is expected to be in the range of 31,000 to 32,000 boe/d, with an average production rate for
December 2007 ranging between 37,000 and 38,000 boe/d.

    Changes in Internal Control over Financial Reporting

    There were no changes during the quarter ended June 30, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    QUARTERLY INFORMATION

    The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.
    <<
    -------------------------------------------------------------------------
                                           2007                  2006
                                       Q2         Q1         Q4         Q3
    -------------------------------------------------------------------------
    Total revenue (millions)      $     126  $     141  $     130  $     127

    Cash flow from operations
     (millions)                   $      49  $      69  $      55  $      60
    Per share
      - basic                     $    0.38  $    0.53  $    0.43  $    0.47
      - diluted                   $    0.36  $    0.52  $    0.42  $    0.45

    Net earnings (millions)       $      45  $      14  $     (10) $      31
    Per share
      - basic                     $    0.35  $    0.11  $   (0.08) $    0.24
      - diluted                   $    0.34  $    0.10  $   (0.08) $    0.23

    Operating earnings (millions) $       7  $      18  $      12  $      13

    Production
      Natural gas (mmcf/d)              130        148        148        142
      Liquids (bbls/d)                7,199      8,729      8,600      9,249
    -------------------------------------------------------------------------
      Total (boe/d)                  28,918     33,316     33,245     32,843

    Average price
      Natural gas (mmcf/d)        $    6.92  $    7.24  $    6.48  $    5.38
      Liquids (bbls/d)                60.49      54.20      48.44      57.53
    -------------------------------------------------------------------------
      Total ($/boe)               $   47.94  $   46.98  $   42.60  $   42.03
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                           2006                  2005
                                       Q2         Q1         Q4         Q3
    -------------------------------------------------------------------------
    Total revenue (millions)      $     135  $     149  $     185  $     147

    Cash flow from operations
     (millions)                   $      67  $      74  $      90  $      74
    Per share
      - basic                     $    0.53  $    0.58  $    0.71  $    0.58
      - diluted                   $    0.50  $    0.55  $    0.67  $    0.56

    Net earnings (millions)       $      69  $      38  $      38  $      11
    Per share
      - basic                     $    0.54  $    0.30  $    0.30  $    0.09
      - diluted                   $    0.51  $    0.28  $    0.28  $    0.08

    Operating earnings (millions) $      18  $      22  $      33  $      26

    Production
      Natural gas (mmcf/d)              137        142        133        130
      Liquids (bbls/d)                9,821     10,418      8,879      7,351
    -------------------------------------------------------------------------
      Total (boe/d)                  32,645     34,029     31,042     29,041

    Average price
      Natural gas (mmcf/d)        $    5.86  $    7.58  $   11.12  $    8.41
      Liquids (bbls/d)                67.09      48.70      58.39      65.20
    -------------------------------------------------------------------------
      Total ($/boe)               $   45.37  $   48.58  $   64.86  $   54.97
    -------------------------------------------------------------------------
    >>

    In the second quarter of 2007, revenue declined slightly due to reduced production. Net earnings, however, increased compared to the first quarter of
2007, largely due to an unrealized foreign exchange gain.
    In the first quarter of 2007, revenue and cash flow from operations increased from the fourth quarter of 2006 due primarily to higher commodity prices. On a quarter over quarter basis, net earnings increased by approximately 240 percent as fourth quarter of 2006 net earnings were negatively impacted by the reversal of unrealized foreign exchange gains recorded in prior quarters as a result of the weakening Canadian dollar relative to the U.S. dollar.

    ADVISORIES

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of the Company's activities. The MD&A was prepared as at August 13, 2007 and should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended
June 30, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006, available in printed form on request and posted on the Company's website.

    Forward Looking Statements

    Certain information regarding the Company contained herein constitutes forward looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells in 2007, and (ii) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. Compton's forward looking statements are expressly qualified in their entirety by this cautionary statement.

    Non-GAAP Financial Measures

    Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as cash flow from operations, cash flow from operations per share and operating earnings. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures.
Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
    Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Cash flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
    Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by the Company to facilitate comparability of earnings between periods.

    Use of BOE Equivalents

    The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

    Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

    <<
    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
    (thousands of dollars)
    -------------------------------------------------------------------------

                                                            June    December
                                                        30, 2007    31, 2006
                                                      ----------- -----------
                                                      (unaudited)
    Assets

    Current
      Cash                                            $   14,279  $   11,876
      Accounts receivable and other                       81,201      83,535
      Other current assets                                31,553      22,869
      Unrealized risk management gain (Note 12a)           9,172      22,625
      Future income taxes                                  2,065       1,479
                                                      ----------- -----------
                                                         138,270     142,384

    Property and equipment                             2,015,695   1,977,062
    Goodwill                                               7,914       7,914
    Deferred financing charges and other (Note 14)           202      14,144
    Deferred risk management loss (Note 12c)                   -       3,968
                                                      ----------- -----------
                                                      $2,162,081  $2,145,472
                                                      ----------- -----------
                                                      ----------- -----------
    Liabilities

    Current
      Accounts payable                                $  105,803  $  141,443
      Unrealized risk management loss (Note 12d)           6,770       4,604
      Future income taxes                                  2,798       7,269
                                                      ----------- -----------
                                                         115,371     153,316

    Bank debt (Note 3)                                   368,615     328,000
    Senior term notes (Note 4)                           466,062     524,385
    Asset retirement obligations (Note 6)                 31,051      29,791
    Unrealized risk management loss (Note 12d)             8,608       6,816
    Future income taxes                                  310,080     302,690
    Non-controlling interest (Note 7)                     65,353      66,350
                                                      ----------- -----------
                                                       1,365,140   1,411,348
                                                      ----------- -----------
    Shareholders' equity

    Capital stock (Note 8)                               235,103     231,992
    Contributed surplus (Note 9a)                         20,756      16,974
    Retained earnings                                    541,082     485,158
                                                      ----------- -----------
                                                         796,941     734,124
                                                      ----------- -----------
                                                      $2,162,081  $2,145,472
                                                      ----------- -----------
                                                      ----------- -----------
    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share amounts)
    -------------------------------------------------------------------------

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
    Revenue
      Oil and natural gas
       revenues               $  126,171  $  134,778  $  267,048  $  283,557
      Royalties                  (23,307)    (31,465)    (51,953)    (66,031)
                              ----------- ----------- ----------- -----------
                                 102,864     103,313     215,095     217,526
                              ----------- ----------- ----------- -----------
    Expenses
      Operating                   23,472      22,839      49,504      44,723
      Transportation               4,252       3,128       6,734       6,200
      General and
       administrative              9,223       6,269      15,632      12,657
      Interest and finance
       charges (Note 5)           15,978      13,543      31,522      23,902
      Depletion and
       depreciation               35,070      34,866      73,864      69,276
      Foreign exchange (gain)
       loss (Note 13)            (39,691)    (24,066)    (45,213)    (23,701)
      Accretion of asset
       retirement obligations        612         460       1,263       1,028
      Stock-based
       compensation                3,982       2,309       7,248       4,688
      Risk management (gain)
       loss (Note 12e)               129      (5,623)      8,700     (24,486)
                              ----------- ----------- ----------- -----------
                                  53,027      53,725     149,254     114,287
                              ----------- ----------- ----------- -----------

    Earnings before taxes and
     non-controlling interest     49,837      49,588      65,841     103,239
                              ----------- ----------- ----------- -----------

    Income taxes (Note 11)
      Current                         10        (403)         (3)         11
      Future                       2,619     (20,256)      3,229      (6,536)
                              ----------- ----------- ----------- -----------
                                   2,629     (20,659)      3,226      (6,525)
                              ----------- ----------- ----------- -----------
    Earnings before non-
     controlling interest         47,208      70,247      62,615     109,764
    Non-controlling interest       1,901       1,503       3,589       3,018
                              ----------- ----------- ----------- -----------

    Net earnings              $   45,307  $   68,744  $   59,026  $  106,746
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    Net earnings per share
     (Note 10)
      Basic                   $     0.35  $     0.54  $     0.46  $     0.84
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

      Diluted                 $     0.34  $     0.51  $     0.44  $     0.80
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
    Retained earnings,
     beginning of period
    As previously reported    $  496,770  $  397,500  $  485,158  $  360,719
    Accounting policy
     adjustments (Note 2)              -           -      (1,320)          -
                              ----------- ----------- ----------- -----------
    As restated                  496,770     397,500     483,838     360,719
    Net earnings                  45,307      68,744      59,026     106,746
    Premium on redemption
     of shares (Note 8)             (995)       (743)     (1,782)     (1,964)
                              ----------- ----------- ----------- -----------

    Retained earnings,
     end of period            $  541,082  $  465,501  $  541,082  $  465,501
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
    Operating activities
    Net earnings              $   45,307  $   68,744  $   59,026  $  106,746
      Amortization and other       1,415         672       1,926       1,096
      Depletion and
       depreciation               35,070      34,866      73,864      69,276
      Accretion of asset
       retirement obligations        612         460       1,263       1,028
      Unrealized foreign
       exchange (gain) loss      (40,275)    (23,660)    (45,855)    (23,292)
      Future income taxes          2,619     (20,256)      3,229      (6,536)
      Unrealized risk
       management (gain) loss         87       2,933      17,411     (13,921)
      Stock-based compensation     2,362       2,309       4,629       4,688
      Non-controlling
       interest                    1,901       1,503       3,589       3,018
      Asset retirement
       expenditures                 (516)       (245)     (1,717)     (1,181)
                              ----------- ----------- ----------- -----------
                                  48,582      67,326     117,365     140,922
      Change in non-cash
       working capital             5,160     (30,519)     (1,511)     (7,128)
                              ----------- ----------- ----------- -----------

                                  53,742      36,807     115,854     133,794
                              ----------- ----------- ----------- -----------

    Financing activities
      Issuance (repayment)
       of bank debt               55,615     (34,000)     40,615      57,100
      Proceeds from share
       issuances                     725       1,547       2,602       2,407
      Distributions to
       partner                    (2,293)     (2,293)     (4,586)     (4,586)
      Redemption of common
       shares                     (1,173)       (854)     (2,119)     (2,227)
      Issue costs on senior
       notes                           -      (3,127)          -      (3,408)
      Issuance of senior
       notes                           -     174,930           -     174,930
      Redemption of senior
       notes                           -      (7,520)          -      (7,520)
      Change in non-cash
       working capital           (11,068)      3,408        (144)      1,959
                              ----------- ----------- ----------- -----------

                                  41,806     132,091      36,368     218,655
                              ----------- ----------- ----------- -----------

    Investing activities
      Property and equipment
       additions                 (50,597)    (93,834)   (156,025)   (259,496)
      Property acquisitions         (592)     (2,660)       (592)    (30,191)
      Property dispositions          572         700      45,833       1,400
      Change in non-cash
       working capital           (41,626)    (61,216)    (39,035)    (56,460)
                              ----------- ----------- ----------- -----------

                                 (92,243)   (157,010)   (149,819)   (344,747)
                              ----------- ----------- ----------- -----------

    Change in cash                 3,305      11,888       2,403       7,702

    Cash, beginning of period     10,974       4,768      11,876       8,954
                              ----------- ----------- ----------- -----------

    Cash, end of period       $   14,279  $   16,656  $   14,279  $   16,656
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    (unaudited)
    (Tabular amounts in thousands of dollars, unless otherwise stated)
    June 30, 2007
    -------------------------------------------------------------------------

    1.  Basis of presentation

    Compton Petroleum Corporation (the "Company") explores for and produces petroleum and natural gas reserves in the Western Canadian Sedimentary
    Basin.

    These consolidated financial statements include the accounts of the
    Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15"), Consolidation of
    Variable Interest Entities, as outlined in Note 7.

    These consolidated interim financial statements have been prepared by
    Management in accordance with accounting principles generally accepted in
    Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto contained in the Company's annual report for the year ended December 31, 2006. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2006 except as disclosed in Note 2 below.

    All amounts are presented in Canadian dollars unless otherwise stated.

    2.  Changes in accounting policies and procedures

    On January 1, 2007, the Company adopted the Canadian Institute of
    Chartered Accountants ("CICA") Handbook Section 1530, "Comprehensive
    Income", Handbook Section 3855, "Financial Instruments - Recognition and
    Measurement" Handbook Section 3861, "Financial Instruments - Disclosure
    and Presentation", Handbook Section 3865, "Hedges", and Handbook Section
    1506, "Accounting Changes".

    The adoption of these standards had no significant impact on the
    Company's net earnings or cash flows. The impact of the new standards are:

    a)  Comprehensive income

        The new standard introduced the statements of comprehensive income and accumulated other comprehensive income to temporarily provide for gains, losses and other amounts arising from changes in fair value until realized and recorded in net earnings. The Company has determined that it had no other comprehensive income nor accumulated other comprehensive income for the six month period ended June 30,
        2007.

    b)  Financial instruments

        The financial instruments standard establishes recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument except in specific circumstances. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held for trading", "available for sale", "held to maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

        Financial assets and financial liabilities "held for trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets "held to maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method.

        Cash and deposits, included in other current assets, are classified as "held for trading" and are measured at carrying value, which approximates fair value due to the short term nature of these instruments. Investments included in other current assets are designated as "held for trading", accounts receivable are classified as "loans and receivables" and accounts payable, bank debt and senior term notes are classified as "other financial liabilities".

        Transitional provisions are outlined in the financial instrument standard and require retroactive adjustment without restatement of prior periods. In addition, the provisions require that, upon adoption at January 1, 2007, transitional adjustments, net of tax, are recognized in the opening balance of retained earnings.

        At January 1, 2007, the following transitional adjustments were required.

        -  $14.0 million of deferred financing charges were reclassified as a reduction of senior term notes to reflect the adopted policy of netting long term debt transaction costs within long term debt.
           The costs capitalized will be amortized using the effective interest method. Previously, the Company deferred these costs and amortized them straight line over the life of the related senior term notes. The adoption of this standard resulted in a
           $0.3 million net increase to opening retained earnings.
        -  $3.97 million of deferred risk management loss, $2.7 million net, previously recognized at January 1, 2004 upon initial adoption of
           CICA Accounting Guideline 13, "Hedging Relationships" was
           reclassified as a reduction to opening retained earnings.
        -  The fair value measurement of investments resulted in a
           $1.1 million net increase to opening retained earnings.

        Net effect on opening retained earnings as a result of the transitional provisions is as follows:

        Deferred financing charge adjustments                     $      318
        Deferred risk management loss                             $   (2,743)
        January 1, 2007 fair value of investments                 $    1,105
                                                                  -----------
        Total adjustment to opening retained earnings             $   (1,320)
                                                                  -----------
                                                                  -----------

    c)  Hedges

        At January 1, 2007, the Company did not designate any of its risk management activities as accounting hedges and as a result, the adoption of this standard had no impact on the current period consolidated financial statements.

    d)  Accounting changes

        The adoption of Handbook Section 1506, "Accounting Changes" has had
        no impact on the June 30, 2007 consolidated financial statements.

    3.  Credit facilities
                                                            June    December
                                                        30, 2007    31, 2006
                                                      ----------- -----------
    Authorized                                        $  500,000  $  500,000
                                                      ----------- -----------
                                                      ----------- -----------

    Prime rate                                        $   30,000  $   35,000
    Bankers' acceptance                                  340,000     295,000
    Discount to maturity                                  (1,385)     (2,000)
                                                      ----------- -----------

    Utilized                                          $  368,615  $  328,000
                                                      ----------- -----------
                                                      ----------- -----------

    As at June 30, 2007, the Company had arranged authorized senior credit facilities with a syndicate of banks in the amount of $500 million.
    Advances under the facilities can be drawn and currently bear interest as follows:

        Prime rate plus 0.75%
        Bankers' Acceptance rate plus 1.75%
        LIBOR rate plus 1.75%

    Margins are determined based on the ratio of total consolidated debt to consolidated cash flow.  The facilities reached term on July 4, 2007, and were renewed under the same terms and conditions to July 2, 2008.  If not renewed in 2008 they will mature 366 days later on July 3, 2009.

    The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Company's assets and undertakings.

    4.  Senior term notes
                                                            June    December
                                                        30, 2007    31, 2006
                                                      ----------- -----------

    Senior term notes
      U.S.$450 million, 7.625% due December 1, 2013   $  478,530  $  524,385
      Unamortized transaction costs                      (12,468)          -
                                                      ----------- -----------
      Carrying value                                  $  466,062  $  524,385
                                                      ----------- -----------
                                                      ----------- -----------

    On November 22, 2005, a wholly owned subsidiary of the Company issued
    US$300 million senior term notes maturing December 1, 2013. On April 4,
    2006 an additional US$150 million was issued under the same terms and conditions as the original issue. The notes bear interest at 7.625% and are subordinate to the Company's bank credit facilities. The yield to maturity, using the effective interest rate, was 8.15% as at June 30,
    2007.

    The notes are not redeemable by the Company prior to December 1, 2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

        December 1, 2009                                 103.813%
        December 1, 2010                                 101.906%
        December 1, 2011 and thereafter                  100.000%

    Pursuant to the adoption of Handbook Section 3861, "Financial Instruments
    - Disclosure and Presentation", transaction costs relating to the issue of the senior term notes reduce the face value of the notes as discussed in Note 2.

    5.  Interest and finance charges

    Amounts charged to interest expense during the period ended are:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
        Interest on bank
         debt, net            $    6,039  $    2,673  $   11,248  $    5,809
        Interest on senior
         term notes                9,798       9,691      20,243      16,487
        Finance charges              141       1,179          31       1,606
                              ----------- ----------- ----------- -----------

                              $   15,978  $   13,543  $   31,522  $   23,902
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

        Finance charges include the amortization of deferred issue costs and other interest expense net of interest revenue from cash management activities.

    6.  Asset retirement obligations

    The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                            June    December
                                                        30, 2007    31, 2006
                                                      ----------- -----------

    Asset retirement obligations, beginning of period $   29,791  $   20,770
      Liabilities incurred                                   939       7,031
      Liabilities settled and disposed                      (942)       (267)
      Accretion expense                                    1,263       2,257
                                                      ----------- -----------

    Asset retirement obligations, end of period       $   31,051  $   29,791
                                                      ----------- -----------
                                                      ----------- -----------

    7.  Non-controlling interest

    Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in
    Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                            June    December
                                                        30, 2007    31, 2006
                                                      ----------- -----------

    Non-controlling interest, beginning of period     $   66,350  $   68,898
    Earnings attributable to non-controlling interest      3,589       6,623
    Distributions to limited partner                      (4,586)     (9,171)
                                                      ----------- -----------

    Non-controlling interest, end of period           $   65,353  $   66,350
                                                      ----------- -----------
                                                      ----------- -----------

    MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability at June 30, 2007 is
    $16.8 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    8.  Capital stock

    Issued and outstanding

                                   June 30, 2007          December 31, 2006
                              ----------------------- -----------------------
                               Number of               Number of
                                  shares      Amount      shares      Amount
                              ----------- ----------- ----------- -----------
                                  (000s)                  (000s)

    Common shares outstanding,
     beginning of period         128,503  $  231,992     127,263  $  226,444
    Shares issued under stock
     option plan                     831       3,449       1,489       5,993
    Shares repurchased              (186)       (338)       (249)       (445)
                              ----------- ----------- ----------- -----------
    Common shares outstanding,
     end of period               129,148  $  235,103     128,503  $  231,992
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval. During the six months ended
    June 30, 2007, the Company purchased for cancellation 186,100 common shares at an average price of $11.39 per share (December 31, 2006 -
    248,900 shares at an average price of $13.79 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    9.  Stock-based compensation plans

    a)  Stock option plan

        The Company has a stock option plan for employees, including
        Directors and Officers. The exercise price of each option
        approximated the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
        2003 are fully exercisable and will expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and will expire five years after the grant date.

        The following tables summarize the information relating to stock options:

                                       June 30, 2007       December 31, 2006
                              -----------------------  ----------------------
                                            Weighted                Weighted
                                             average                 average
                                   Stock    exercise       Stock    exercise
                                 Options       price     options       price
                              ----------- ----------- ----------- -----------
                                  (000s)                  (000s)

    Outstanding, beginning
     of period                    11,611       $7.79      11,446       $6.13
      Granted                      1,609      $11.54       2,228      $13.99
      Exercised                     (831)      $3.13      (1,489)      $3.14
      Forfeited                     (221)     $11.65        (574)     $10.92
                              ----------- ----------- ----------- -----------

    Outstanding, end of period    12,168       $8.53      11,611       $7.79
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    Exercisable, end of period     7,113       $6.05       6,593       $4.82
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

        The range of exercise prices of stock options outstanding and exercisable at June 30, 2007 is as follows:

                        Outstanding Options           Exercisable Options
                 ----------------------------------  ------------------------
                               Weighted
                               average     Weighted                Weighted
    Range of      Number of   remaining     average   Number of     average
     exercise      options   contractual   exercise    options     exercise
     prices      outstanding life (years)    price   outstanding    price
    ------------------------ ----------- ----------- ----------- ------------
                    (000s)                               (000s)

    $1.45 - $3.99      2,670         3.1       $2.72       2,670       $2.72
    $4.00 - $6.99      2,135         3.3       $4.93       2,039       $4.89
    $7.00 - $9.99      1,255         2.0       $7.74         854       $7.58
    $10.00 - $11.99    2,776         3.9      $11.23         521      $10.89
    $12.00 - $13.99    1,869         3.2      $12.66         661      $12.55
    $14.00 - $18.39    1,463         3.6      $14.68         368      $14.68
                 ----------- ----------- ----------- ----------- ------------

                      12,168         3.3       $8.53       7,113       $6.05
                 ----------- ----------- ----------- ----------- ------------
                 ----------- ----------- ----------- ----------- ------------

        The Company has recorded stock-based compensation expense in the consolidated statements of earnings for stock options granted to employees, Directors and Officers after January 1, 2003 using the fair value method.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
        Weighted average fair
         value of options
         granted                   $5.24       $6.17       $4.38       $7.40
        Risk-free interest
         rate                        4.3%        4.3%        4.0%        4.0%
        Expected life (years)        5.0         5.0         5.0         5.0
        Expected volatility         38.6%       43.3%       39.2%       43.9%

        The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                            June    December
                                                        30, 2007    31, 2006
                                                      ----------- -----------
        Contributed surplus, beginning of year        $   16,974  $    9,173
        Stock-based compensation expense                   4,630       9,121
        Stock options exercised                             (848)     (1,320)
                                                      ----------- -----------

        Contributed surplus, end of period            $   20,756  $   16,974
                                                      ----------- -----------
                                                      ----------- -----------

    b)  Share appreciation rights plan

        CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended June 30, 2007 and 2006, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
        SARs amounts to $1.1 million, which is included in accounts payable as at June 30, 2007 (December 31, 2006 - $1.2 million). All outstanding SARs having a variable component expire at various times through 2011.

    c)  Employee retention program

        In recognition of the shortage of qualified personnel that currently exists within the industry, the Company implemented an Employee
        Retention program in July 2006 for its existing employees, excluding
        Officers and Directors. Under the program, the Company incurred additional compensation costs of $4.0 million of which $2.6 million was recognized during 2007. Amounts paid under the program were determined in relation to the market value of the Company's capital stock and accordingly have been included in stock based compensation.
        No further obligation exists pursuant to this program.

    10. Per share amounts

    The following table summarizes the common shares used in calculating net earnings per common share:

                                  Three months ended      Six months ended
                                        June 30,               June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007       2006
                              ----------- ----------- ----------- -----------
                                  (000s)      (000s)      (000s)      (000s)
    Weighted average common
     shares outstanding
     - basic                     129,149     127,726     128,861     127,514
    Effect of stock options        4,003       6,013       4,015       6,662
                              ----------- ----------- ----------- -----------
    Weighted average common
     shares outstanding
     - diluted                   133,152     133,739     132,876     134,176
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    11. Income taxes

    The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
    Earnings before taxes
     and non-controlling
     interest                 $   49,837  $   49,588  $   65,841  $  103,239
                              ----------- ----------- ----------- -----------

    Canadian statutory rate        32.1%       34.5%       32.1%       34.5%
    Expected income taxes     $   15,998  $   17,108  $   21,135  $   35,617
    Effect on taxes resulting
     from:
      Non-deductible crown
       charges                         -        (111)          -         562
      Resource allowance               -          83           -        (206)
      Non-deductible stock-
       based compensation            759         770       1,487       1,618
      Federal capital tax              -        (401)          -           -
      Effect of tax rate
       changes                    (5,798)    (34,658)    (10,199)    (41,231)
      Non-taxable capital
       (gains) losses             (6,424)     (4,083)     (7,320)     (4,017)
      Other                       (1,906)        633      (1,877)      1,132
                              ----------- ----------- ----------- -----------
    Provision for income
     taxes                    $    2,629  $  (20,659) $    3,226  $   (6,525)
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    Current
      Income taxes            $       10  $       (2) $       (3) $       11
      Federal capital tax              -        (401)          -           -
    Future                         2,619     (20,256)      3,229      (6,536)
                              ----------- ----------- ----------- -----------

                              $    2,629  $  (20,659) $    3,226  $   (6,525)
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    Effective tax rate              5.3%      (41.7%)       4.9%       (6.3%)
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    The Canadian federal government, during the second quarters of 2007 and
    2006, and the Alberta government, during the second quarter of 2006 enacted income tax rate changes.

    12. Financial instruments

    Derivative financial instruments and risk management activities

    The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/US currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective
    January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

    Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges, foreign currency swaps and cross currency interest rate swap arrangements and are summarized below:

    a)  Commodity price hedges

        The commodity hedge contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold.
        Outstanding hedge contracts and the associated unrealized, mark-to-
        market, gains or losses, at June 30, 2007 are:
                                                                     Mark-to-
                               Daily                                  Market
                              Notional                                 Gain
        Commodity     Term     Volume        Prices Received          (Loss)
        ---------     ----    --------       ---------------         --------
        Natural gas
                    Apr. 07
          Collar   - Oct. 07  42,857 mcf  $6.94/mcf - $9.14/mcf      $ 4,789
                    Nov. 07
          Collar   - Mar. 08   9,524 mcf  $8.27/mcf - $10.50/mcf       1,363

        Crude oil
                    Jan. 07
          Collar   - Dec. 07  3,000 bbls  US$75.00/bbl - US$84.55/bbl  3,020
                                                                     --------
        Unrealized risk management gain                              $ 9,172
                                                                     --------
                                                                     --------

        At December 31, 2006, the unrealized risk management gain on outstanding commodity contracts was $22.6 million.

    b) Foreign currency risk management

       The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and when appropriate, enters into agreements to fix the exchange rate in order to manage the risk. At period end, the Company had no significant outstanding contracts.

    c) Deferred risk management loss

       As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. The deferred loss was amortized to earnings until December 31, 2006.

       Upon adoption of Handbook Section 3855, "Financial Instruments -
       Recognition and Measurement" the balance of the deferred risk management loss, net of tax, was charged to opening retained earnings as at January 1, 2007.

    d) Cross currency interest rate swap

       In 2002, the Company entered into interest rate swap arrangements, expiring May 2009 that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. At June 30, 2007, the Company valued the liability relating to unrealized losses on the swap arrangements to be
       $15.4 million (December 31, 2006 - $11.4 million) on a mark-to-market basis. The current portion of this amount at June 30, 2007 is $6.8 million (December 31, 2006 - $4.6 million).

    e) Risk management (gain) loss

       The following table summarizes (gains) and losses recognized during the year relating to the foregoing:

                                     Three months ended June 30,
                       ------------------------------------------------------
                       Commodity   Foreign    Interest    2007        2006
                       Contracts   Currency   Rate Swap   Total       Total
                       ---------- ---------- ---------- ---------- ----------
       Unrealized
       Amortization of
        deferred loss  $       -  $       -  $       -  $       -  $     410
       Change in fair
        value             (3,033)         -      3,120         87      2,523
                       ---------- ---------- ---------- ---------- ----------
                          (3,033)         -      3,120         87      2,933
       Realized
       Cash settlements   (3,030)       173      2,899         42     (8,556)
                       ---------- ---------- ---------- ---------- ----------

       Total           $  (6,063) $     173  $   6,019  $     129  $  (5,623)
                       ---------- ---------- ---------- ---------- ----------
                       ---------- ---------- ---------- ---------- ----------

                                     Six months ended June 30,
                       ------------------------------------------------------
                       Commodity   Foreign    Interest    2007        2006
                       Contracts   Currency   Rate Swap   Total       Total
                       ---------- ---------- ---------- ---------- ----------
       Unrealized
       Amortization of
        deferred loss  $       -  $       -  $       -  $       -  $     821
       Change in fair
        value             13,453          -      3,958     17,411    (14,742)
                       ---------- ---------- ---------- ---------- ----------
                          13,453          -      3,958     17,411    (13,921)
       Realized
       Cash settlements  (11,783)       173      2,899     (8,711)   (10,565)
                       ---------- ---------- ---------- ---------- ----------

       Total           $   1,670  $     173  $   6,857  $   8,700  $ (24,486)
                       ---------- ---------- ---------- ---------- ----------
                       ---------- ---------- ---------- ---------- ----------

    13. Foreign exchange (gain) loss

    Amounts charged to foreign exchange (gain) loss during the period ended were as follows:

                                 Three months ended        Six months ended
                                       June 30,                 June 30,
                              ----------------------- -----------------------
                                   2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
    Foreign exchange on
     translation of
     U.S.$ debt               $  (40,275) $  (23,660) $  (45,855) $  (23,292)
    Other foreign exchange           584        (406)        642        (409)
                              ----------- ----------- ----------- -----------

    Total                     $  (39,691) $  (24,066) $  (45,213) $  (23,701)
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    14. Deferred financing charges and other
                                                         June 30,   December
                                                            2007    31, 2006
                                                      ----------- -----------
    Deferred financing charges                        $        -  $   14,008
    Other                                                    202         136
                                                      ----------- -----------

                                                      $      202  $   14,144
                                                      ----------- -----------
                                                      ----------- -----------

    At January 1, 2007, the balance in deferred financing charges has been re-classified as a reduction of senior term notes according to the new accounting standards outlined in Handbook Section 3855 "Financial
    Instruments - Recognition and Measurement" and discussed in Note 2. Prior periods have not been restated as defined in the transitional provisions.

    15. Supplemental cash flow information

    Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                 Three months ended        Six months ended
                                       June 30,                 June 30,
                              ----------------------- -----------------------
                                   2007        2006        2007        2006
                              ----------- ----------- ----------- -----------
    Interest paid             $   25,336  $   18,177  $   29,517  $   19,848
    Taxes paid                $        -  $        -  $        -  $      180

    16. Subsequent events

    a)  Stylus acquisition

        On June 25, 2007, the Company made an offer to purchase for cash, by way of a take-over bid, all of the issued and outstanding common shares of Stylus Energy Inc. ("Stylus"), a publicly traded petroleum and natural gas company. The value of the offer is approximately
        $91 million including the assumption of approximately $12 million of net debt. The offer expires on August 14, 2007 unless withdrawn or extended and is subject to certain conditions as outlined in an offering document, dated July 5, 2007, mailed to Stylus shareholders.
        If all conditions of the offer are satisfied or waived, Compton is obliged to take up and pay for all Stylus shares tendered to the offer within three business days of the satisfaction or waiver of such conditions.

    b)  Property divestments

        During the quarter, the Company initiated a program to divest of its non-core conventional oil properties at Cecil and Worsley. Under the divestment process, bids for the properties were received on July 31,
        2007 and are being evaluated with closing expected by the end of
        September.

    17. Reclassification

    Certain amounts disclosed for prior years have been reclassified to conform with current period presentation.

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast August 14,
2007 at 9:30 am (MT) or 11:30 pm (ET) to discuss the Company's 2007 second quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MT), ten minutes prior to the call.

    Conference Operator Dial-in Number: Toll-Free 1-866-250-4892
                                   Local Toronto: 1-416-644-3426

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1967900

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until August 21, 2007. Callers may dial toll-free 1-877-289-8525 and enter access code 21243010 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.
    >>
    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, or N.G. Knecht, VP Finance & CFO, Telephone: (403) 237-9400,
Fax (403) 237-9410, Website : www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:00e 13-AUG-07